Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$40,048	$40,588
Accounts receivable	419,217	255,740
Inventory	30,319	23,429
Total current assets	489,584	319,757
Non-current assets:
Income tax recoverable	1,633	—
Deferred tax assets	786	867
Right-of-use assets	59,517	51,440
Property, plant and equipment	2,343,526	2,258,391
Intangibles	20,609	23,915
Investments and other assets	11,729	7,382
Total non-current assets	2,437,800	2,341,995
Total assets	$2,927,384	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$320,349	$224,123
Income taxes payable	1,407	839
Current portion of lease obligations	13,233	10,935
Current portion of long-term debt (Note 5)	2,306	2,223
Total current liabilities	337,295	238,120

Non-current liabilities:
Share-based compensation (Note 7)	34,886	26,728
Provisions and other	7,410	6,513
Lease obligations	52,359	45,823
Long-term debt (Note 5)	1,241,099	1,106,794
Deferred tax liabilities	21,539	12,219
Total non-current liabilities	1,357,293	1,198,077
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,294,360	2,281,444
Contributed surplus	74,057	76,311
Deficit	(1,304,756)	(1,266,980)
Accumulated other comprehensive income	169,135	134,780
Total shareholders’ equity	1,232,796	1,225,555
Total liabilities and shareholders’ equity	$2,927,384	$2,661,752

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue (Note 3)	$429,335	$253,813	$1,106,690	$691,645
Expenses:
Operating	284,868	184,422	784,394	485,998
General and administrative	24,906	23,983	101,781	76,756
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	119,561	45,408	220,515	128,891
Depreciation and amortization	69,448	69,431	207,662	211,148
Gain on asset disposals	(8,238)	(3,261)	(22,152)	(6,224)
Foreign exchange	1,344	464	1,362	104
Finance charges (Note 6)	22,521	20,639	64,294	70,783
Loss on repurchase of unsecured senior notes	—	—	—	9,520
Gain on investments and other assets	(2,515)	(327)	(3,738)	(327)
Earnings (loss) before income taxes	37,001	(41,538)	(26,913)	(156,113)
Income taxes:
Current	958	890	2,563	2,462
Deferred	5,364	(4,396)	8,300	(8,525)
	6,322	(3,506)	10,863	(6,063)
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Net earnings (loss) per share: (Note 9)
Basic	$2.26	$(2.86)	$(2.79)	$(11.27)
Diluted	$2.03	$(2.86)	$(2.79)	$(11.27)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	111,811	33,364	139,478	(9,182)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(84,060)	(24,544)	(105,123)	6,995
Comprehensive income (loss)	$58,430	$(29,212)	$(3,421)	$(152,237)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash provided by (used in):
Operations:
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)
Adjustments for:
Long-term compensation plans	411	7,887	34,847	28,688
Depreciation and amortization	69,448	69,431	207,662	211,148
Gain on asset disposals	(8,238)	(3,261)	(22,152)	(6,224)
Foreign exchange	773	415	924	1,437
Finance charges	22,521	20,639	64,294	70,783
Income taxes	6,322	(3,506)	10,863	(6,063)
Other	(2)	2	273	(562)
Gain on investments and other assets	(2,515)	(327)	(3,738)	(327)
Loss on repurchase of unsecured senior notes	—	—	—	9,520
Income taxes paid	(220)	(1,134)	(3,023)	(5,200)
Income taxes recovered	10	44	10	47
Interest paid	(38,005)	(18,804)	(80,706)	(63,982)
Interest received	143	171	177	347
Funds provided by operations	81,327	33,525	171,655	89,562
Changes in non-cash working capital balances	(73,185)	(11,654)	(93,633)	(10,050)
	8,142	21,871	78,022	79,512
Investments:
Purchase of property, plant and equipment	(51,103)	(19,500)	(126,941)	(48,191)
Proceeds on sale of property, plant and equipment	22,337	4,476	32,033	10,390
Business acquisitions (Note 11)	(10,200)	—	(10,200)	—
Purchase of investments and other assets	(73)	(3,000)	(609)	(3,000)
Changes in non-cash working capital balances	7,328	500	6,881	3,213
	(31,711)	(17,524)	(98,836)	(37,588)
Financing:
Issuance of long-term debt	50,360	—	144,889	696,341
Repayments of long-term debt	(34,475)	(8,209)	(118,586)	(769,668)
Repurchase of share capital	(5,010)	—	(10,010)	(4,294)
Issuance of common shares on the exercise of options	—	—	6,162	—
Debt issuance costs	—	344	—	(9,450)
Debt amendment fees	—	(3)	—	(913)
Lease payments	(1,777)	(1,633)	(5,186)	(4,963)
Changes in non-cash working capital balances	—	(1,829)	—	—
	9,098	(11,330)	17,269	(92,947)
Effect of exchange rate changes on cash	2,878	642	3,005	(653)
Decrease in cash	(11,593)	(6,341)	(540)	(51,676)
Cash, beginning of period	51,641	63,437	40,588	108,772
Cash, end of period	$40,048	$57,096	$40,048	$57,096

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(37,776)	(37,776)
Other comprehensive income for the period	—	—	34,355	—	34,355
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(10,010)	—	—	—	(10,010)
Share-based compensationreclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at September 30, 2022	$2,294,360	$74,057	$169,135	$(1,304,756)	$1,232,796

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(150,050)	(150,050)
Other comprehensive loss for the period	—	—	(2,187)	—	(2,187)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(2,349)	—	—	(2,349)
Share-based compensation expense	—	6,187	—	—	6,187
Balance at September 30, 2021	$2,281,444	$76,753	$135,394	$(1,239,644)	$1,253,947

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2021.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors on October 26, 2022.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$189,744	$4,496	$—	$(5)	$194,235
Canada	148,525	52,146	—	(1,767)	198,904
International	36,196	—	—	—	36,196
	$374,465	$56,642	$—	$(1,772)	$429,335

Day rate/hourly services	$371,018	$56,642	$—	$(166)	$427,494
Shortfall payments/idle but contracted	1,161	—	—	—	1,161
Other	2,286	—	—	(1,606)	680
	$374,465	$56,642	$—	$(1,772)	$429,335

Three Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$96,751	$3,301	$—	$—	$100,052
Canada	93,869	24,842	—	(1,287)	117,424
International	36,337	—	—	—	36,337
	$226,957	$28,143	$—	$(1,287)	$253,813

Day rate/hourly services	$223,380	$28,143	$—	$(198)	$251,325
Directional services	2,028	—	—	—	2,028
Other	1,549	—	—	(1,089)	460
	$226,957	$28,143	$—	$(1,287)	$253,813

Nine Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$495,183	$12,833	$—	$(33)	$507,983
Canada	379,115	115,088	—	(4,107)	490,096
International	108,611	—	—	—	108,611
	$982,909	$127,921	$—	$(4,140)	$1,106,690

Day rate/hourly services	$949,078	$127,921	$—	$(592)	$1,076,407
Shortfall payments/idle but contracted	1,791	—	—	—	1,791
Turnkey drilling services	26,580	—	—	—	26,580
Other	5,460	—	—	(3,548)	1,912
	$982,909	$127,921	$—	$(4,140)	$1,106,690

Nine Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$269,553	$9,149	$—	$(1)	$278,701
Canada	234,659	72,205	—	(2,740)	304,124
International	108,820	—	—	—	108,820
	$613,032	$81,354	$—	$(2,741)	$691,645

Day rate/hourly services	$590,995	$81,354	$—	$(358)	$671,991
Shortfall payments/idle but contracted	235	—	—	—	235
Turnkey drilling services	9,630	—	—	—	9,630
Directional services	7,871	—	—	—	7,871
Other	4,301	—	—	(2,383)	1,918
	$613,032	$81,354	$—	$(2,741)	$691,645

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 44% (2021 - 44%) of consolidated revenue for the nine months ended September 30, 2022 and 36% (2021 - 36%) of consolidated total assets as at September 30, 2022. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$374,465	$56,642	$—	$(1,772)	$429,335
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	118,599	14,788	(13,826)	—	119,561
Depreciation and amortization	63,513	3,598	2,337	—	69,448
Gain on asset disposals	(6,780)	(762)	(696)	—	(8,238)
Total assets	2,605,071	192,917	129,396	—	2,927,384
Capital expenditures	49,647	1,289	167	—	51,103

Three Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$226,957	$28,143	$—	$(1,287)	$253,813
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	55,384	5,479	(15,455)	—	45,408
Depreciation and amortization	62,751	4,004	2,676	—	69,431
Gain on asset disposals	(3,035)	(95)	(131)	—	(3,261)
Total assets	2,453,922	127,186	139,307	—	2,720,415
Capital expenditures	18,337	1,143	20	—	19,500

Nine Months Ended September 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$982,909	$127,921	$—	$(4,140)	$1,106,690
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	260,202	26,166	(65,853)	—	220,515
Depreciation and amortization	190,306	10,202	7,154	—	207,662
Gain on asset disposals	(19,243)	(2,151)	(758)	—	(22,152)
Total assets	2,605,071	192,917	129,396	—	2,927,384
Capital expenditures	122,696	3,847	398	—	126,941

Nine Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$613,032	$81,354	$—	$(2,741)	$691,645
Earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	163,118	17,533	(51,760)	—	128,891
Depreciation and amortization	191,084	11,859	8,205	—	211,148
Gain on asset disposals	(5,355)	(551)	(318)	—	(6,224)
Total assets	2,453,922	127,186	139,307	—	2,720,415
Capital expenditures	45,460	2,553	178	—	48,191

A reconciliation of total segment earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization to net earnings (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Total segment earnings before income taxes, gain on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	$119,561	$45,408	$220,515	$128,891
Deduct:
Depreciation and amortization	69,448	69,431	207,662	211,148
Gain on asset disposals	(8,238)	(3,261)	(22,152)	(6,224)
Foreign exchange	1,344	464	1,362	104
Finance charges	22,521	20,639	64,294	70,783
Loss on repurchase of unsecured senior notes	—	—	—	9,520
Gain on investments and other assets	(2,515)	(327)	(3,738)	(327)
Income taxes	6,322	(3,506)	10,863	(6,063)
Net earnings (loss)	$30,679	$(38,032)	$(37,776)	$(150,050)

NOTE 5. LONG-TERM DEBT

		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
		September 30,		December 31,	September 30,	December 31,
		2022		2021	2022	2021

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	973	890
	US$	704	US$	704	$2,306	$2,223

Long-Term Debt
Senior Credit Facility	US$	141,000	US$	118,000	$194,791	$149,206
Canadian Real Estate Credit Facility		—		—	16,667	17,667
U.S. Real Estate Credit Facility		8,565		9,093	11,833	11,498
Unsecured Senior Notes:
7.125% senior notes due 2026		347,765		347,765	480,437	439,735
6.875% senior notes due 2029		400,000		400,000	552,600	505,784
	US$	897,330	US$	874,858	1,256,328	1,123,890
Less net unamortized debt issue costs and original issue discount					(15,229)	(17,096)
					$1,241,099	$1,106,794

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$890	$—	$2,223
Long-term	149,206	945,519	17,667	11,498	(17,096)	1,106,794
December 31, 2021	149,206	945,519	19,000	12,388	(17,096)	1,109,017
Changes from financing cash flows:
Proceeds from Senior Credit Facility	144,889	—	—	—	—	144,889
Repayment of Senior Credit Facility	(116,909)	—	—	—	—	(116,909)
Repayment of Real Estate Credit Facility	—	—	(1,000)	(677)	—	(1,677)
	177,186	945,519	18,000	11,711	(17,096)	1,135,320
Amortization of debt issue costs	—	—	—	—	1,883	1,883
Foreign exchange adjustment	17,605	87,518	—	1,095	(16)	106,202
September 30, 2022	$194,791	$1,033,037	$18,000	$12,806	$(15,229)	$1,243,405

Current	$—	$—	$1,333	$973	$—	$2,306
Long-term	194,791	1,033,037	16,667	11,833	(15,229)	1,241,099
	$194,791	$1,033,037	$18,000	$12,806	$(15,229)	$1,243,405

At September 30, 2022, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Interest:
Long-term debt	$20,898	$19,138	$59,575	$59,893
Lease obligations	757	681	2,082	2,060
Other	226	1	412	6
Income	(146)	(22)	(191)	(178)
Amortization of debt issue costs, loan commitment fees and original issue discount	786	841	2,416	9,002
Finance charges	$22,521	$20,639	$64,294	$70,783

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Executive Performance Share Units(b)	Non-Management Directors’ DSUs (c)	Total
December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
Expensed during period	18,747	31,912	4,172	3,379	58,210
Settlement in shares	—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans	—	—	(406)	—	(406)
Payments and redemptions	(14,321)	(7,826)	(6,190)	—	(28,337)
Foreign exchange	(826)	(797)	—	—	(1,623)
September 30, 2022	$21,650	$44,813	$—	$8,053	$74,516

Current	$15,165	$24,465	$—	$—	$39,630
Long-term	6,485	20,348	—	8,053	34,886
	$21,650	$44,813	$—	$8,053	$74,516

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2021	598,156	983,734
Granted	179,720	242,160
Redeemed	(266,223)	(73,295)
Forfeited	(15,331)	(13,874)
September 30, 2022	496,322	1,138,725

(b) Executive Performance Share Units

A summary of the activity under Executive Performance Share Unit (Executive PSU) share-based incentive plan is presented below:

Executive PSUs Outstanding
December 31, 2021	189,964
Redeemed	(189,964)
September 30, 2022	—

Pursuant to the Omnibus Plan, Precision elected to settle 131,950 vesting Executive PSUs in 263,900 common shares.

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2021	104,591
Granted	10,573
September 30, 2022	115,164

Equity Settled Plans

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2021	115,605	$87.00	—	146.40	$123.35	115,605
Exercised	(19,210)	87.00	—	89.20	88.50
Forfeited	(61,935)	87.00	—	146.40	140.74
September 30, 2022	34,460	$87.00	—	145.97	$111.52	34,460

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2021	267,843	$51.20	—	115.80	$80.43	257,854
Exercised	(58,690)	51.20	—	68.80	60.10
Forfeited	(32,205)	115.80	—	115.80	115.80
September 30, 2022	176,948	$51.20	—	111.47	$80.74	176,948

(e) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under this share-based incentive plan is presented below:

DSUs Outstanding
December 31, 2021 and September 30, 2022	1,470

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2021	13,304,425	2,281,444
Settlement of Executive PSUs	263,900	14,083
Share options exercised	77,900	8,843
Share repurchases	(130,395)	(10,010)
September 30, 2022	13,515,830	2,294,360

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net earnings (loss) - basic	$30,679	$(38,032)	$(37,776)	$(150,050)
Expense adjustment to equity compensation plans, net of tax	(94)	—	—	—
Net earnings (loss) - diluted	$30,585	$(38,032)	$(37,776)	$(150,050)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2022	2021	2022	2021
Weighted average shares outstanding – basic	13,580	13,304	13,549	13,319
Effect of stock options and other equity compensation plans	1,464	—	—	—
Weighted average shares outstanding – diluted	15,044	13,304	13,549	13,319

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at September 30, 2022 was approximately $948 million (December 31, 2021 – $969 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. BUSINESS ACQUISITION

On July 27, 2022, Precision acquired the well servicing business and associated rental assets (Acquired Operating Assets) of High Arctic Energy Services Inc. for consideration of $38 million. On the date of acquisition, Precision made a $10 million cash payment with the remaining balance of $28 million to be paid in the first quarter of 2023.

Included in the Completion and Production Services operating segment, the acquisition increased the size and scale of Precision’s operations within the Canadian well servicing industry, adding well-service rigs to its fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

The acquisition was accounted for as a business combination, using the acquisition method, whereby the acquired assets and assumed liabilities (Acquired Net Assets) were recorded at their estimated fair values as at the date of acquisition. Precision relied on a third-party appraisal when determining the fair value of the Acquired Net Assets.

Precision incurred $1 million of various transaction costs related to the business combination, which were recognized as an expense in the statement of net earnings (loss). These costs were primarily related to advisory, legal, consulting and other transaction costs.

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)
Cash	10,200
Accounts payable and accrued liabilities	27,300
Fair value of consideration transferred	37,500
Acquired Assets
Rig Equipment	32,796
Buildings	3,804
Vehicles	900
Right-of-use assets	6,990
Assumed Liabilities
Lease obligations	(6,990)
Fair value of Acquired Net Assets	37,500

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statement of net earnings (loss) in accordance with Precision’s existing depreciation policies for similar equipment types.

NOTE 12. OTHER MATTERS

During the second quarter of 2022, Precision experienced a well control event on a turnkey drilling job. For the nine month period ended September 30, 2022, Precision recognized revenue of nil and US$5 million of drilling-related operating costs, resulting in a US$5 million job loss. Additionally, the net book value of the damaged drilling rig was derecognized as a US$1 million charge to depreciation and amortization expense. As at September 30, 2022, Precision accrued US$19 million of associated well site clean-up and remediation costs and accrued estimated insurance recoveries of US$18 million. The provisions for the associated costs and insurance recoveries are based on management’s best estimates at September 30, 2022. As the assessment of damage is ongoing, the provisions may be subject to change.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2022 TRADING PROFILE

Toronto (TSX: PD)

High: $90.27

Low: $64.82

Close: $69.93

Volume Traded: 6,391,930

New York (NYSE: PDS)

High: US$70.21

Low: US$47.86

Close: US$50.63

Volume Traded: 4,095,661

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Lori A. Lancaster

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Chief Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com